Digi International 11001 Bren Road East Minnetonka, MN 55343 Phone: 952-912-3444 Fax: 952-912-4998
April 21, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Craig Wilson
Senior Asst. Chief Accountant

Re:	Digi International Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 3, 2009
File No. 001-34033
Ladies and Gentlemen:
On behalf of Digi International Inc. (the “Company”), I am responding to the letter dated April 8, 2010, of Craig Wilson of the Division of Corporation Finance to Subramanian Krishnan, Senior Vice President, Chief Financial Officer and Treasurer of the Company, with respect to a comment on the above-referenced filings. Please also refer to the letter dated February 12, 2010 from Craig Wilson of the Division of Corporation Finance and the Company response to that letter dated March 9, 2010.
For ease of reference, I have included the staff’s comment, followed by the Company’s response.
The terms “Digi,” “we,” “our”, or “us” mean Digi International Inc. and all of the subsidiaries included in the consolidated financial statements unless the context indicates otherwise.
Form 10-K for the Fiscal Year Ended September 30, 2009
Schedule II — Valuation and Qualifying Accounts, page 89
1.	We note your response to prior comment 1. Please describe your accounting for sales of inventory for which you have established a reserve in further detail. As part of your response, please tell us how you ensure that your inventory reserve is reduced as sales of related inventory occur.

Securities and Exchange Commission
April 21,2010

Response:
Our inventory reserves are permanent and generally equal to our cost basis, with minimal subsequent sales occurring. When we sell or dispose such inventory we record this new net cost basis in cost of goods sold so any associated reserve is eliminated.
We ensure that our inventory reserve is reduced as sales of related inventory occur by maintaining effective internal controls around inventory costing and revenue transactions. Company personnel meet on at least a quarterly basis to review inventory quantities, values and to ensure the new cost basis is accounted for as described above.
In responding to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 952-912-3444 if the Commission staff has any questions or concerns regarding this response.

By:
Subramanian Krishnan
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David Edgar, Staff Accountant, Securities and Exchange Commission
Mark Shuman, Branch Chief-Legal, Securities and Exchange Commission
Katherine Wray, Attorney-Advisor, Securities and Exchange Commission
Digi International Inc. Audit Committee
Joseph T. Dunsmore, President, Chief Executive Officer and Chairman
Jay Hare, PricewaterhouseCoopers LLP
James E. Nicholson, Faegre & Benson LLP